

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

VIA FACSIMILE AND U.S. MAIL

June 26, 2009

Steven M. Sterin
Senior Vice President and Chief Financial Officer
Celanese Corporation
1601 West LBJ Freeway
Dallas, Texas 75234

> **RE:** **Celanese Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 1-32410**

Dear Mr. Sterin:

We have reviewed your response letter dated June 11, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operation, page 35</u>

<u>Critical Accounting Policies and Estimates, page 57</u>
<u>Recoverability of Long-Lived Assets, page 57</u>

2. We have read your response to comment two from our letter dated May 28, 2009.
    Please enhance your disclosures accordingly:
    *   It is still not clear how you determine the appropriate discount rates to apply
        in your intangible asset impairment analysis. Please describe your process of
        selecting the appropriate discount rates and any other considerations that
        apply;
    *   Please expand your discussion of the significant estimates and assumptions
        used to determine future undiscounted cash flows and fair value to discuss
        how sensitive the fair value estimates are to each of these significant estimates
        and assumptions and whether certain estimates and assumptions are more
        subjective than others; and
    *   While we note that you have indicated that the methodologies used for valuing
        goodwill and intangibles have not changed since the prior year. Please
        confirm that you will highlight the changes in assumptions used since prior
        year and the impact of these changes in assumptions on the value of goodwill
        and intangibles.

<u>Financial Statements and Supplementary Data, page 61</u>

<u>Quarterly Financial Information, page 62</u>

3. We have read your response to comment five from our letter dated May 28, 2009.
    While we note that you included a note that references your MD&A for the
    annual periods presented, your quarterly data table should still discuss material
    non-recurring "quarterly" adjustments. Your disclosure should specifically
    identify the factors that affected each quarterly period. Your current annual
    disclosure does not provide enough information to determine which other (gains)
    charges impacted each quarter. Please revise your quarterly data to include
    disclosures required by Item 302(A)(3) of Regulation S-K.

<u>Financial Statements</u>

<u>15. Benefit Obligations, page F-26</u>

4. We have read your response to comment nine from our letter dated May 28, 2009.
    As you indicate, paragraph 7 of SFAS 132(R) states that a U.S. reporting entity
    may combine disclosures about pension plans or other postretirement benefit
    plans outside the U.S. with those for U.S. plans unless the benefit obligations of
    the plans outside the U.S. are significant relative to the total benefit obligation and

those plans use significantly different assumptions. Given that your pension plans and other postretirement plans outside the U.S. represent approximately 22% of your total obligation and your disclosures on page F-29 indicate that you have significantly different assumptions, please provide us with a comprehensive explanation of your consideration of paragraph 7 of SFAS 132(R) in determining that you do not need to provide separate disclosures for U.S. and International plans.

5. We have read your response to comment nine from our letter dated May 28, 2009. Please help us better understand how your continued use of a 8.5% expected rate of return continues to be appropriate in light of your plan asset allocations. Refer to paragraph 5(d)(3) of SFAS 132(R). In this regard, please address the following:

- Based on your actual and target plan asset allocations as of December 31, 2007, please explain how you determined that a 8.5% expected rate of return for 2008 would be appropriate. Please provide us with a summary of the analysis you performed which should include your expected rate of return by each asset category as of December 31, 2007; and
- Based on your actual and target allocations as of December 31, 2008, please explain how you determined that a 8.5% expected rate of return would be appropriate for 2009. Please provide us with a summary of the analysis you performed which should include your expected rate of return by each asset category as of December 31, 2008.

27. Earnings (Loss) Per Share, page F-61

6. We have read your response to comment fourteen from our letter dated May 28, 2009. Please also tell us what consideration you gave to FSP EITF 03-06-1 in determining whether these units are participating securities as described in paragraph 60(a) of SFAS 128.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

7. Please address the above comments in your interim filings as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief